UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009
Commission File Number 000-19517
Title of Plan
THE BON-TON STORES, INC.
RETIREMENT CONTRIBUTION PLAN
Issuer of the securities held pursuant to the Plan
THE BON-TON STORES, INC.
2801 East Market Street
York, Pennsylvania 17402
(717) 757-7660

The Bon-Ton Stores, Inc. Retirement Contribution Plan

December 31, 2009 and 2008

Page No.

Reports of Independent Registered Public Accounting Firms	1

Financial Statements:

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplementary Schedule:

Schedule of Assets (Held at End of Year)	20

Exhibits

Exhibit 23.1
Exhibit 23.2

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Report of Independent Registered Public Accounting Firm
To the Plan Administrator
The Bon-Ton Stores, Inc. Retirement Contribution Plan:
We have audited the accompanying statement of net assets available for benefits of The Bon-Ton Stores, Inc. Retirement Contribution Plan (the Plan) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2008 were audited by other auditors whose report dated June 26, 2009, expressed an unqualified opinion on those financial statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Philadelphia, PA
June 29, 2010

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Report of Independent Registered Public Accounting Firm
To the Plan Administrator
The Bon-Ton Stores, Inc. Retirement Contribution Plan
We have audited the accompanying statement of net assets available for benefits of The Bon-Ton Stores, Inc. Retirement Contribution Plan (“Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
/s/ ParenteBeard LLC
ParenteBeard LLC
York, Pennsylvania
June 26, 2009

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets

Employer contributions receivable	$3,999,714	$45,248

Investments, at fair value:
Money market fund	396,150	457,775
Common stock fund — money market	590,084	55,980
Common stock fund — common stock	9,777,747	1,394,462
Common stocks	3,342,711	373,357
Participant loans	6,899,486	7,053,235
Common/collective funds	104,421,483	91,673,103
Registered investment companies	93,380,833	74,763,017

	218,808,494	175,770,929

Total Assets	222,808,208	175,816,177

Liabilities

Excess contributions	—	2,784
Accrued expenses	58,988	51,067

Total Liabilities	58,988	53,851

Net Assets Available for Benefits at Fair Value	222,749,220	175,762,326

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(678,113)	378,955

Net Assets Available for Benefits	$222,071,107	$176,141,281

See accompanying notes to financial statements.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2009 and 2008

	2009	2008
Contributions

Employer	$3,999,714	$45,248
Participant	19,098,583	21,975,830
Rollovers	428,010	836,551

Total Contributions	23,526,307	22,857,629

Investment Income (Loss)

Net appreciation (depreciation) in fair value of investments	43,049,423	(68,996,307)
Interest and dividends	2,774,792	4,747,137

Net Investment Income (Loss)	45,824,215	(64,249,170)

Benefit Payments and Withdrawals	(23,261,414)	(23,030,528)

Administrative Expenses	(159,282)	(87,593)

Net Increase (Decrease)	45,929,826	(64,509,662)

Net Assets Available for Benefits — Beginning of Year	176,141,281	240,650,943

Net Assets Available for Benefits — End of Year	$222,071,107	$176,141,281

See accompanying notes to financial statements.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 1 — Description of Plan
The following brief description of The Bon-Ton Stores, Inc. Retirement Contribution Plan, hereafter referred to as the “Plan,” is provided solely for general information purposes. Participants should refer to the Plan document for more complete information.
General
The Plan is a contributory defined contribution plan covering substantially all employees of the following subsidiaries of The Bon-Ton Stores, Inc. (the “Company”): The Bon-Ton Department Stores, Inc.; The Elder-Beerman Stores Corp.; McRIL, LLC; Carson Pirie Scott II, Inc. and Bon-Ton Distribution, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
During 2009, the following amendments were made to the Plan:
a.	Effective May 19, 2009, the Plan was amended to comply with the final regulations under Section 415 of the Internal Revenue Code (“IRC”).
b.
Effective December 21, 2009, the Plan was amended to change the calculation of the Actual Contribution Percentage Test to use current year data (from the previously employed method using prior year data).

c.
Effective December 21, 2009, the Plan was amended to comply with multiple recent law changes, specifically, requirements of the Pension Protection Act and the Heroes Earnings Assistance and Relief Tax Act.

During 2008, the following amendments were made to the Plan:
a.
Effective August 1, 2008, changes were made to permit the transferring of forfeitures and excess contributions (and earnings) from participants’ accounts to a forfeiture suspense account to be used to reduce future employer contributions. Management of the Plan may, in its discretion, continue to reallocate forfeitures to eligible participants’ accounts or use the funds to pay administrative expenses. In periods prior to August 1, 2008, forfeitures were reallocated to eligible participants’ accounts.

b.	Effective December 6, 2008, changes were made to discontinue after-tax voluntary employee contributions to the Plan.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2009 and 2008
Participation
Employees who are at least eighteen years of age may participate in the Plan. Benefit-status employees are permitted to make employee contributions to the Plan commencing on the first day of the month following completion of three full months of benefit status service. Non-benefit status employees are permitted to make employee contributions to the Plan commencing on the first day of the month following completion of one full year of service and 1,000 service hours; if such employees do not achieve 1,000 hours within the first year of employment, they may commence employee contributions to the Plan on the first day of the month following completion of 1,000 service hours in any Plan year ending after their first employment anniversary date. The Plan has an automatic-enrollment feature in which an employee who has not deferred at least 1% of his/her compensation shall be deemed to have elected a salary deferral in an amount equal to 3% of his/her pre-tax compensation unless the employee makes an election to the contrary within such time period as established by the Plan Administrator. The Plan also provides for an annual deferral rate escalator in connection with employee annual performance reviews and merit salary increases. Employees deferring between 1% and 5% have their annual salary deferral increased by 1%, up to a maximum of 6%, unless they make an election to the contrary. Highly compensated employees (discussed below in ‘Employee Contributions’) are excluded from the provisions of the annual deferral rate escalator.
All employees are eligible for the Plan’s matching employer contributions and discretionary retirement contributions on the first day of the month following completion of one full year of service and 1,000 service hours. If employees do not achieve 1,000 hours within the first anniversary year of employment, they will be eligible for the Plan’s matching employer contributions and retirement contributions on the first day of the following Plan year (January 1) after completion of 1,000 service hours.
Service Rules
Employees are credited with a year of service for each Plan year during which they have at least 1,000 hours of service.
Employee Contributions
Eligible employees may elect to make basic contributions from 1% to 50% of their compensation. The Plan has additional limitations on pre-tax contributions for highly compensated participants. For the Plan years 2009 and 2008, a highly compensated participant, as defined by the Plan, is a participant with an annual salary equal to or greater than $105,000 in 2008 and $100,000 in 2007, respectively. All employee contributions are subject to certain limitations dictated by the IRC.
Employer Contributions
The Plan’s retirement and match contributions are made subsequent to the close of the Company’s fiscal year at the Company’s discretion out of the annual current earnings of the Company. Contributions are paid to the designated trustee of the Plan and are subject to certain limitations as dictated by the IRC. Retirement contributions by the Company are allocated following the last day of the Plan year. Allocations are based upon an eligible participant’s compensation using the ratio which the participant’s compensation for the Plan year plus the participant’s compensation in excess of 40% of the Social Security Taxable Wage Base for the Plan year bears to the total compensation for the Plan year of all eligible participants. The maximum amount which may be allocated using this method to any participant is 4.3% of the sum of the participant’s compensation for the Plan year plus the participant’s compensation over 40% of the Social Security Taxable Wage Base for the Plan year rounded to the nearest $100. Participants must meet certain eligibility requirements to receive an allocation of the Plan’s retirement contributions. The Company made no retirement contribution to the Plan for the Plan year ended December 31, 2009. Likewise, the Company made no retirement contribution to the Plan for the Plan year ended December 31, 2008, other than for corrective contributions.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2009 and 2008
Matching employer contributions are also at the discretion of the Company. Only pre-tax salary deferrals up to 6% of annual compensation are considered. For the Plan year ended December 31, 2009, the Company’s matching contribution was 30% of the employees’ pre-tax contributions. The Company made no matching contribution for the Plan year ended December 31, 2008. Participants must meet certain eligibility requirements to receive employer contributions.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of: (a) the employer’s contributions, (b) Plan earnings or losses (including unrealized appreciation or depreciation of investments), and (c) a prorated portion of the balance in the forfeiture suspense account, which contains forfeitures of terminated participants’ non-vested accounts. Allocations of Plan earnings or losses are based on participants’ account balances during the valuation period. Fees relating to early redemption and investment advice are charged to the accounts of those participants incurring such transactions or seeking such services and are included in benefit payments and withdrawals in the statements of changes in net assets available for benefits. Other administrative expenses charged to the Plan are allocated based on participants’ account balances. Forfeitures attributable to retirement contributions and matching employer contributions were allocated on the same basis as matching employer contributions. The unallocated forfeiture balances as of December 31, 2009 and December 31, 2008 were approximately $576,000 and $509,000, respectively. During 2009, approximately $151,000 of forfeitures was used to pay administrative expenses and approximately $341,000 was allocated to participant accounts. During 2008, approximately $57,000 of forfeitures was used to pay administrative expenses of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments
Investment of the participants’ and the Company’s contributions, both matching and retirement, are allocated at the direction of the participant. If the participant fails to provide such direction, all contributions are automatically invested in the Target Date fund appropriate for the participant’s expected age of retirement (age 65).
Vesting
Participants are fully vested as to their own contributions. With regard to employer matching contributions, the Plan has adopted a three-year cliff vesting policy, which provides for 100% vesting after three years of service. For Plan years beginning on or after January 1, 2007, retirement contributions cliff vest, with 100% vesting after three years of service. For Plan years beginning on or before January 1, 2006, retirement contributions cliff vest, with 100% vesting after five years of service.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2009 and 2008
Participant Loans
Participants may borrow from the Plan in an amount not to exceed 50% of the participant’s vested account balance. In no event can the participant borrow more than $50,000 or less than $1,000. Participants may only have two loans outstanding at any time. Loans are for a period not to exceed five years and bear a reasonable rate of interest. Certain participant loans rolled over from the Saks Incorporated (“Saks”) 401(k) Plan (effective March 5, 2006 upon completion of the Company’s acquisition of the Northern Department Store Group from Saks) and the Belk, Inc. (“Belk”) 401(k) Plan (effective October 29, 2006 upon completion of the Company’s purchase of assets in connection with four Parisian department stores from Belk) have longer repayment periods as these loans were used to acquire a principal residence.
Benefit Payments
Participants may make withdrawals from their employee pre-tax contribution accounts at any time after age 59-1/2 or at any time for economic hardship, as defined by the Plan. After-tax employee contributions may be withdrawn at any time. Upon termination of employment, participants are entitled to receive the entire balance in their employee account and employer account (if vested). Vested balances less than $1,000 generally are distributed to the terminated employee.
In the event of disability of a participant before termination of employment, a participant’s account becomes 100% vested. In the event of death of a participant before termination of employment, a participant’s account becomes 100% vested and is fully distributed to a beneficiary as defined. Withdrawals may be paid in a lump sum, in installments, as an annuity for life, as a joint and survivor annuity, or any combination of the foregoing at the option of the participant.
Note 2 — Summary of Significant Accounting Policies
A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Fully Benefit-Responsive Investment Contracts
As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, Financial Services — Investment Companies (“ASC 946”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts through a collective trust. As required by ASC 946, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2009 and 2008
At December 31, 2009 and 2008, the Plan’s investments in State Street Bank and Trust Company (“State Street”) Stable Value Fund include fully benefit-responsive investments stated at fair value. Contract value is equal to principle balance plus accrued interest. The average yield and crediting interest rates were 2.15% and 3.09%, respectively, in 2009 and 2.65% and 3.56%, respectively, in 2008. Certain employer initiated events, if material, may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: store closings, layoffs, Plan termination, bankruptcy or reorganization, merger, early retirement incentive programs, tax disqualification of a trust or other events. Management of the Plan does not believe that any such event that would limit the Plan’s ability to transact at contract value with participants is probable of occurring.
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from those estimates.
Investments
Participants have the option to invest their contributions and employer contributions in various investments.
Participants may also elect to invest in a self-managed account. This investment option allows participants to invest their funds into most securities available on the open market for certain additional fees associated with the self-direction.
The Plan’s investments are stated at fair value; participant loans are valued at their outstanding loan balances (which approximate market). Refer to Note 3 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis and is included in the investment balance. Dividends are recorded on the ex-dividend date. Realized gains and losses are recorded using the average cost method.
Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2009 and 2008
The Plan invests in certain common/collective funds that participate in a securities lending program (collectively, the “Lending Funds”) sponsored by State Street as the lending agent. The Lending Funds engage in securities lending in order to benefit from the additional income this program potentially offers to investors, whether to augment returns, offset plan expenses or other similar purposes. Borrowers of securities are generally required to provide cash, securities or letters of credit as collateral against loans in an amount equal to at least 100% of the fair value of the loaned securities and are required to maintain the collateral at not less than 100% of the fair value of the loaned securities. The Lending Funds invest the cash collateral posted by the borrowers of those loaned securities in one of three Collateral Pools.
The Collateral Pools are subject to a number of risks, including the risk that the value of the investments held in the Collateral Pool may decline. Market disruption heretofore has resulted in and may continue to result in challenges for securities lending programs, including those sponsored by State Street. In an effort to ensure safety of principal and better maintain adequate liquidity, State Street has temporarily implemented limitations on withdrawals from the Lending Funds. These withdrawal safeguards currently affect only those transactions initiated by the Company; at this time, there are no similar restrictions for participants in the Plan who request full or partial redemptions of the Lending Funds.
Further information regarding the securities lending practices of the common/collective funds may be obtained from their audited financial statements.
Administrative Expenses
Administrative expenses incurred in the administration of the Plan, to the extent not paid by the Company, are charged to and paid from the Plan’s assets. Administrative expenses are recorded when incurred. Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents and record keeper as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.
Payment of Benefits
Benefit payments to participants are recorded when paid.
Recently Issued Accounting Standards
In 2009, the FASB issued guidance now codified as ASC Topic 105, Generally Accepted Accounting Principles (“ASC 105”), which established the FASB ASC (the “Codification”) as the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in preparation of financial statements in conformity with generally accepted accounting principles in the United States. The Codification superseded all existing accounting standard documents; all other accounting literature not included in the Codification is considered non-authoritative. The Plan adopted this standard in 2009. The adoption of ASC 105 did not have an impact on the Plan’s financial condition or results of operations, but has impacted certain disclosures by requiring all accounting literature references to be updated with ASC references and by eliminating all references to pre-Codification standards.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2009 and 2008
ASC Subtopic 715-20, Compensation — Retirement Benefits — Defined Benefit Plans (“ASC 715-20”), requires entities to provide enhanced disclosures about investment allocation decisions, the major categories of plan assets, the inputs and valuation techniques used to measure fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets. For the year ended December 31, 2009, the Plan adopted the provisions of ASC 715-20; the adoption of the enhanced disclosures required by ASC 715-20 had no impact on the Plan’s financial condition or results of operations.
In September 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-12, Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent) (“ASU 2009-12”). For the year ended December 31, 2009, the Plan adopted the provisions of ASU 2009-12, which guidance permits the use of a qualifying investment’s net asset value per share to estimate fair value, as a practical expedient to measuring fair value. The update also requires additional disclosures by major category of investment about the nature and risks of investments that are measured at fair value on a recurring or nonrecurring basis. The adoption of the provisions of ASU 2009-12 did not have a material impact on the Plan’s fair value measurements as most of the Plan’s investments have readily determinable fair values.
In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ASU 2010-06”), which requires new disclosures regarding recurring or nonrecurring fair value measurements. Entities are required to separately disclose significant transfers into and out of Level 1 and Level 2 measurements in the fair value hierarchy and the reasons for the transfers, and to provide information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. In addition, entities must provide fair value measurement disclosures for each class of assets and liabilities and, for Level 2 or Level 3 measurements, disclose the valuation technique and inputs used in determining fair value for each class. The new disclosure requirements will be effective for the Plan year ending December 31, 2010, with the exception of the additional information in the reconciliation of Level 3 assets and liabilities, which will be effective for the Plan year ending December 31, 2011. As ASU 2010-06 affects disclosure requirements only, implementation of this standard will not have any impact on the Plan’s financial condition or results of operations.
Note 3 — Fair Value Measurements
Effective January 1, 2008, the Plan adopted the provisions codified within ASC Topic 820, Fair Value Measurement and Disclosure (“ASC 820”), for its investments. ASC 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. Accordingly, the adoption of ASC 820 did not have a material impact on the Plan’s financial statements.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2009 and 2008
ASC 820 establishes fair value hierarchy levels which prioritize the inputs used in valuations determining fair value. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability. ASC 820 establishes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last is considered unobservable, which may be used to measure fair value:
•	Level 1 — Quoted prices in active markets for identical assets or liabilities;
•
Level 2 — Observable inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement of the assets or liabilities.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The following is a description of valuation methodologies used for fair value measurement of the Plan’s investment assets:
•	Money market funds — Valued at the closing price reported on the active market on which the security is traded.
•	Common stock fund — Refer to Note 5 for a description of the valuation methodology.
•	Common stocks — Valued at the closing price reported on the active market on which the security is traded.
•	Participant loans — Valued at the outstanding loan balance, which approximates market.
•
Common/collective funds — Valued at the net value of participation units held by the Plan at year-end. The value of these units is determined by the trustee of the Plan based on the current market values of the underlying assets of the common/collective fund as based on information reported by the investment advisor using the audited financial statements of the respective common/collective fund at year-end. (Further information regarding the common/collective funds may be obtained from their audited financial statements.)

•	Registered investment companies — Valued at the net asset value, based on quoted prices in active markets, of shares held by the Plan at year-end.
There have been no significant changes in the valuation methodologies used during the years ended December 31, 2009 and December 31, 2008.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2009 and 2008
The valuation methods described above may generate a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management of the Plan believes its valuation methods are appropriate, the use of different methodologies or assumptions to determine fair value could result in a different fair value measurement at the reporting date.
The following table presents by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2009:

	Investment Assets at Fair Value
	as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Money market fund	$396,150	$—	$—	$396,150
Common stock fund — money market	590,084	—	—	590,084
Common stock fund — common stock	9,777,747	—	—	9,777,747
Common stock — Company stock	3,319,101	—	—	3,319,101
Common stocks — others	23,610	—	—	23,610
Participant loans	—	—	6,899,486	6,899,486
Common/collective funds	—	104,421,483	—	104,421,483
Registered investment companies	93,380,833	—	—	93,380,833

Total investment assets at fair value	$107,487,525	$104,421,483	$6,899,486	$218,808,494

The following table provides a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Participant
Loans
Balance — beginning of year	$7,053,235
Purchases, sales, issuances and settlements, net	(153,749)

Balance — end of year	$6,899,486

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2009 and 2008
The following table presents by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2008:

	Investment Assets at Fair Value
	as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Money market fund	$457,775	$—	$—	$457,775
Common stock fund — money market	55,980	—	—	55,980
Common stock fund — common stock	1,394,462	—	—	1,394,462
Common stock — Company stock	347,426	—	—	347,426
Common stocks — others	25,931	—	—	25,931
Participant loans	—	—	7,053,235	7,053,235
Common/collective funds	—	91,673,103	—	91,673,103
Registered investment companies	74,763,017	—	—	74,763,017

Total investment assets at fair value	$77,044,591	$91,673,103	$7,053,235	$175,770,929

The following table provides a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Participant
Loans
Balance — beginning of year	$7,005,338
Purchases, sales, issuances and settlements, net	47,897

Balance — end of year	$7,053,235

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 4 — Investments
Investments at fair value as of December 31 are as follows:

	2009	2008

Investments whose fair values have been measured by quoted prices in an active market (Level 1):

Registered investment companies	$93,380,833	$74,763,017
Common stock — Company stock	3,319,101	347,426
Common stocks — other	23,610	25,931
Money market fund	396,150	457,775
Common stock fund — common stock	9,777,747	1,394,462
Common stock fund — money market	590,084	55,980

Investments whose fair values have been otherwise determined (Levels 2 and 3):

Common/collective funds	104,421,483	91,673,103
Participant loans	6,899,486	7,053,235

Total investments at fair value	$218,808,494	$175,770,929

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2009 and 2008
The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2009		2008
SSgA Stable Value Fund:
At Fair Value	$40,620,624		$40,644,152
At Contract Value	39,942,511		41,023,107

SSgA Target Maturity Fund 2010	9,590,593	*	9,756,185

SSgA Target Maturity Fund 2020	16,810,441		13,381,283

SSgA Target Maturity Fund 2030	14,693,384		12,398,308

American Funds Balanced Fund R4	11,401,020		10,343,209

SSgA S&P 500 Index Fund	11,835,839		7,372,509	**

American Funds Growth Fund of America R4	18,323,258		14,109,976

PIMCO Total Return Admin Fund	14,797,245		11,567,020

Allianz NFJ Dividend Value	12,178,128		13,252,267

American Funds EuroPacific	16,118,621		10,380,093

*	Not 5% or more of the Plan’s net assets available for benefits as of December 31, 2009. Presented for comparative purposes only.

**	Not 5% or more of the Plan’s net assets available for benefits as of December 31, 2008. Presented for comparative purposes only.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2009 and 2008
The net appreciation (depreciation) in fair value of investments consists of the following for the years ended December 31:

	2009	2008

Investments whose fair values have been measured by quoted prices in an active market (Level 1):

Registered investment companies	$16,013,619	$(42,308,896)
Common stock — Company stock	2,971,675	(2,853,617)
Common stocks — other	(8,110)	(44,787)
Common stock fund — common stock	12,287,108	(5,128,706)

Investments whose fair values have been otherwise determined (Levels 2 and 3):

Common/collective funds	11,785,131	(18,660,301)

Net appreciation (depreciation) in fair value of investments	$43,049,423	$(68,996,307)

Note 5 — Related Party Transactions
Certain Plan investments are shares of investment funds managed by State Street, the trustee as defined by the Plan. The Plan provides participants the election of an investment in The Bon-Ton Stores, Inc.’s common stock through a unitized company stock fund.
For the years ended December 31, 2009 and 2008, record keeper and investment management fees are netted against investment income.
As of December 31, 2009 and 2008, the Plan held 337,307 shares of The Bon-Ton Stores, Inc.’s common stock through the participants’ self-managed account with a fair value of $3,319,101 and $347,426, respectively.
As of December 31, 2009, the Plan held 1,518,324 units of The Bon-Ton Stores, Inc. common stock fund at a per-unit price of $6.83. As of December 31, 2008, the Plan held 2,003,122 units of The Bon-Ton Stores, Inc. common stock fund at a per-unit price of $0.72. Units held as of December 31, 2009 and 2008 were equivalent to 1,053,641 and 1,408,196 shares of The Bon-Ton Stores, Inc. common stock, respectively. Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value. The return on the participant’s investment is based on the value of units, which, in turn, is determined by the market price of The Bon-Ton Stores, Inc. common stock, reinvested dividends and interest earned on a percentage of the fund’s market value held in a money market fund. As of December 31, 2009, The Bon-Ton Stores, Inc. common stock fund had a market value of $9,777,747 invested in the unitized company stock fund and $590,084 held in a State Street money market fund. As of December 31, 2008, The Bon-Ton Stores, Inc. common stock fund had a market value of $1,394,462 invested in the unitized company stock fund and $55,980 held in a State Street money market fund. A percentage of the total market value of the unitized company stock fund is held in a money market fund to facilitate daily participant trading.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2009 and 2008
Dividends received by the Plan for shares of The Bon-Ton Stores, Inc.’s common stock and units of The Bon-Ton Stores, Inc. common stock fund totaled $84,302 and $169,810 for the years ended December 31, 2009 and 2008, respectively.
In addition, the Plan issues loans to participants, which are secured by balances in the respective participant accounts.
The above related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal Plan management and administrative services, and the related payment of fees.
Note 6 — Plan Termination
Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Note 7 — Income Tax Status
The Plan obtained its latest determination letter on June 22, 2006 that the Plan is qualified under Sections 401(a) and 401(k) of the IRC and the trust established under the Plan is exempt from federal income taxes under Section 501(a). The Plan’s management believes that subsequent amendments have not affected the Plan’s qualifications and that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.
Note 8 — Excess Contributions
The Plan reimburses excess contributions to its participants in order to satisfy the relevant non-discrimination provisions of the Plan. Accordingly, excess contributions amounting to $2,784 are recorded as a liability as of December 31, 2008 on the statements of net assets available for benefits and as a reduction of employer contributions for the year then ended on the statements of changes in net assets available for benefits. Excess contributions are reimbursed in the subsequent Plan year.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 9 — Reconciliation of Financial Statements
The following is a reconciliation of common/collective funds on the financial statements to the Form 5500 as of December 31:

	2009	2008

Common/collective funds on the financial statements	$104,421,483	$91,673,103
Adjustment from fair value to contract value	(678,113)	378,955

Common/collective funds on the Form 5500	$103,743,370	$92,052,058

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Employer Identification Number: 23-1269309
Plan Number: 003
Form 5500-Schedule H-Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2009

		(c) Description of investment including
	(b) Identity of issue, borrower, lessor,	maturity date, rate of interest, collateral,	(d) Cost		(e) Current
(a)	or similar party	par or maturity value	($)		Value ($)

	Alpine Global Dyamic Divid Fd Com	Common Stock	N/A		1,750
	Amazon.Com Inc.	Common Stock	N/A		1,883
	American Strategic Inc Portfolio III	Common Stock	N/A		15
	Apollo Invt Corp Com Sh Ben Int	Common Stock	N/A		1,886
	Apple Inc.	Common Stock	N/A		1,686
*	Bon-Ton Stores, Inc. Common Stock	Common Stock	N/A		3,319,101
	Direxion Shs ETF Tr Daily	Common Stock	N/A		136
	Highland Credit Strategies Fund Com	Common Stock	N/A		32
	Lmp Real Estate Income Fd Inc Com	Common Stock	N/A		2,821
	Nicholas Applegate Conv & Income Fd	Common Stock	N/A		1,554
	Oceanfreight Inc. Isin #MHY642021072	Common Stock	N/A		224
	Omega Navigation Enterprises Inc.	Common Stock	N/A		759
	Pengrowth Energy Tr Unit	Common Stock	N/A		1,603
	Provident Energy Tr Isin #Ca74386K1049 Sedol #	Common Stock	N/A		124
	S&P 500 Covered Call Fd Inc.	Common Stock	N/A		2,903
	Ship Finance International Com USDI	Common Stock	N/A		1,969
	Tel Offshore Tr Ubi	Common Stock	N/A		566
	UQM Technologies Inc	Common Stock	N/A		3,699

*	Bon-Ton Stores, Inc. Common Stock Fund	Common Stock Fund — Common Stock	N/A		9,777,747
*	Bon-Ton Stores, Inc. Common Stock Fund — Cash Portion	Common Stock Fund — Money Market	N/A		590,084
*	SSgA S&P 500 Index Fund	Common/Collective Fund	N/A		11,835,839
*	SSgA Stable Value Fund — Contract Value	Common/Collective Fund	N/A	**	39,942,511
*	SSgA Target Maturity Fund 2010	Common/Collective Fund	N/A		9,590,593
*	SSgA Target Maturity Fund 2020	Common/Collective Fund	N/A		16,810,441
*	SSgA Target Maturity Fund 2030	Common/Collective Fund	N/A		14,693,384
*	SSgA Target Maturity Fund 2040	Common/Collective Fund	N/A		9,347,486
*	SSgA Target Maturity Fund 2050	Common/Collective Fund	N/A		461,767
*	Target Maturity Fund Lifetime Income	Common/Collective Fund	N/A		1,061,349
*	Participant Loans	Interest Rates Ranging from 4.25% to 9.25%	0		6,899,486
*	SSgA Money Market Fund	Money Market	N/A		396,150
	Agree Rlty Corp	Registered Investment Company	N/A		28,858
	Allianz NFJ Dividend Value	Registered Investment Company	N/A		12,178,128
	American Century Small Cap Value	Registered Investment Company	N/A		2,855,941
	American Europacific Growth Class F	Registered Investment Company	N/A		160,589
	American Fundamental Investors Cl F	Registered Investment Company	N/A		127,791
	American Funds Balanced Fund R4	Registered Investment Company	N/A		11,401,020
	American Funds EuroPacific	Registered Investment Company	N/A		16,118,621
	American Funds Growth Fund of America R4	Registered Investment Company	N/A		18,323,258
	American Growth Fund of America Class F	Registered Investment Company	N/A		153,496

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Employer Identification Number: 23-1269309
Plan Number: 003
Form 5500-Schedule H-Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2009

		(c) Description of investment including
	(b) Identity of issue, borrower, lessor,	maturity date, rate of interest, collateral,	(d) Cost	(e) Current
(a)	or similar party	par or maturity value	($)	Value ($)

	American High-Income Class F	Registered Investment Company	N/A	122,967
	Baron Growth Fund	Registered Investment Company	N/A	5,907,013
	Cohen & Steers Realty Shares	Registered Investment Company	N/A	45,767
	Columbia Acorn International Cl Z	Registered Investment Company	N/A	81,752
	Columbia Mid Cap	Registered Investment Company	N/A	3,396,779
	Conestoga Small Cap	Registered Investment Company	N/A	39,562
	Dodge & Cox Internatl Stock Fund	Registered Investment Company	N/A	8,860
	Dominion Res Black Warrior Tr Unit Ben It	Registered Investment Company	N/A	3,747
	Fairholme Fund	Registered Investment Company	N/A	3,526
	FBR Focus Fund	Registered Investment Company	N/A	63,519
	Fidelity Select Health Care	Registered Investment Company	N/A	4,389
	GAMCO Westwood Mighty Mites FD AAA	Registered Investment Company	N/A	24,643
	Harding Loevner Intl Equity Portfolio	Registered Investment Company	N/A	126,023
	Hugoton Rty Tr Tex Unit Ben Int	Registered Investment Company	N/A	1,861
	Icon Energy	Registered Investment Company	N/A	10,681
	Ishares Barclays 1-3 Yr Treasury Bd Fd	Registered Investment Company	N/A	66,661
	Janus Forty Cl S	Registered Investment Company	N/A	75,881
	Janus Research Core Fund Class J	Registered Investment Company	N/A	4,636
	Lazard Emerging Mkts Open Class	Registered Investment Company	N/A	73,892
	Muhlenkamp Fund	Registered Investment Company	N/A	3,734
	Munder Mid Cap	Registered Investment Company	N/A	5,866,602
	Neuberger Berman Real Estate Trust Cl	Registered Investment Company	N/A	35,136
	Oppenheimer Dev Markets Cl N	Registered Investment Company	N/A	67,552
	Oppenheimer Intl Small Company Cl A	Registered Investment Company	N/A	35,843
	PIMCO Emerging Markets Bond Instl	Registered Investment Company	N/A	108,321
	PIMCO Total Return Admin Fund	Registered Investment Company	N/A	14,797,245
	PIMCO Total Return Class D	Registered Investment Company	N/A	102,059
	Royce Value Plus Service Class	Registered Investment Company	N/A	23,014
	Russell US Value Class S	Registered Investment Company	N/A	76,109
	Rydex SGI All Cap Oppt Class H	Registered Investment Company	N/A	44,070
	San Juan Basin Rty Tr Unit Ben Int	Registered Investment Company	N/A	142
	Selected American Shares Cl S	Registered Investment Company	N/A	937
	SIT US Gov’t Secs	Registered Investment Company	N/A	82,627

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Employer Identification Number: 23-1269309
Plan Number: 003
Form 5500-Schedule H-Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2009

		(c) Description of investment including
	(b) Identity of issue, borrower, lessor,	maturity date, rate of interest, collateral,	(d) Cost	(e) Current
(a)	or similar party	par or maturity value	($)	Value ($)

	T Rowe Price Cap Appreciation	Registered Investment Company	N/A	5,618
	T Rowe Price Growth Stock	Registered Investment Company	N/A	4,925
	TCW Core Fix Ed Inc Class I	Registered Investment Company	N/A	44,650
	Terra Nitrogen Co LP Com Unit	Registered Investment Company	N/A	14,997
	The Delafield Fund	Registered Investment Company	N/A	78,267
	Vanguard 500 Index Fd Investor Shs	Registered Investment Company	N/A	4,668
	Vanguard Intermediate Trm Bd Indx Signal	Registered Investment Company	N/A	426,839
	Vanguard Star	Registered Investment Company	N/A	3,236
	Vanguard Total Stock Mrkt Signal Cl Shs	Registered Investment Company	N/A	80,787
	Yacktman Focused FD	Registered Investment Company	N/A	63,594

		Total Investments		218,130,381

*	Represents a party-in-interest investment.

**	SSgA Stable Value Fund fair value is $40,620,624.

N/A	Historical cost has not been presented, as this investment is participant directed under an individual account plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
By:	The Bon-Ton Department Stores, Inc.
Plan Administrator

By:	/s/ Paul Cortese
Paul Cortese
Senior Vice President — Compensation-Benefits-HRIS
Date: June 29, 2010

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of KPMG LLP

23.2	Consent of ParenteBeard LLC